Exhibit 16.1

April 15, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TriSalus Life Sciences, Inc. (the Company) and, under the date of April 11, 2024, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022. On April 12, 2024, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 15 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP